# SEC Schedule 13D/A (Amendment No. 78) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ICAHN ENTERPRISES L.P., CIK 0000813762
CUSIP: 451100101
Title of class of securities: Depositary Units Representing Limited Partner Interests
Address of issuer's principal executive offices: 16690 Collins Avenue, Suite PH-1, Sunny Isles Beach, Florida (FL), 33160
Date of event which requires filing of this statement: 12/26/2024
Amends the filing with accession number 0000921749-95-000061
Filed by CIK 0000921669
Persons authorized to receive notices and communications: Jesse Lynn, Esq., 16690 Collins Avenue, Suite PH-1, Sunny Isles Beach, Florida (FL), 33160, (305) 422-4100

## Reporting persons
- CCI Onshore LLC (CIK 0001327741): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 96,313,978; shared voting power 0; sole dispositive power 96,313,978; shared dispositive power 0; aggregate amount beneficially owned 96,313,978 (18.47% of the class)
- Gascon Partners (CIK 0001315356): type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); member of a group; source of funds: other (OO); sole voting power 61,965,279; shared voting power 0; sole dispositive power 61,965,279; shared dispositive power 0; aggregate amount beneficially owned 61,965,279 (11.88% of the class)
- High Coast Limited Partnership (CIK 0000945612): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 225,887,250; shared voting power 96,313,978; sole dispositive power 225,887,250; shared dispositive power 96,313,978; aggregate amount beneficially owned 322,201,228 (61.77% of the class)
- Highcrest Investors LLC (CIK 0000928475): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 49,794,237; shared voting power 0; sole dispositive power 49,794,237; shared dispositive power 0; aggregate amount beneficially owned 49,794,237 (9.55% of the class)
- Thornwood Associates Limited Partnership (CIK 0001257325): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 16,827,426; shared voting power 0; sole dispositive power 16,827,426; shared dispositive power 0; aggregate amount beneficially owned 16,827,426 (3.23% of the class)
- Barberry Corp. (CIK 0000860851): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 16,827,426; sole dispositive power 0; shared dispositive power 16,827,426; aggregate amount beneficially owned 16,827,426 (3.23% of the class)
- Starfire Holding Corporation (CIK 0001008814): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 49,794,237; sole dispositive power 0; shared dispositive power 49,794,237; aggregate amount beneficially owned 49,794,237 (9.55% of the class)
- Little Meadow Corp. (CIK 0001044968): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 384,166,507; sole dispositive power 0; shared dispositive power 384,166,507; aggregate amount beneficially owned 384,166,507 (73.65% of the class)
- Carl C. Icahn (CIK 0000921669): type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 450,788,170; sole dispositive power 0; shared dispositive power 450,788,170; aggregate amount beneficially owned 450,788,170 (86.43% of the class)

## Item 1. Security and Issuer
Title of class of securities: Depositary Units Representing Limited Partner Interests
Name of issuer: ICAHN ENTERPRISES L.P.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons may be deemed to beneficially own, in the aggregate, 450,788,170 Depositary Units, representing approximately 86.43% of the Issuer's outstanding Depositary Units (based upon: (i) the 504,003,429 Depositary Units stated to be outstanding as of November 8, 2024 by the Issuer in the Issuer's Form 10-Q filing filed with the Securities and Exchange Commission on November 8, 2024; plus (ii) the 17,581,237 Depositary Units issued to the Reporting Persons by the Issuer on December 26, 2024 in connection with a regular quarterly distribution of Depositary Units by the Issuer).
Number of shares as to which each person has sole or shared power to vote or dispose: CCI Onshore has sole voting power and sole dispositive power with respect to 96,313,978 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of High Coast, Little Meadow and Mr. Icahn (by virtue of their relationships to CCI Onshore) may be deemed to indirectly beneficially own the Depositary Units which CCI Onshore owns. Each of High Coast, Little Meadow and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes. Gascon has sole voting power and sole dispositive power with respect to 61,965,279 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Little Meadow and Mr. Icahn (by virtue of their relationships to Gascon) may be deemed to indirectly beneficially own the Depositary Units which Gascon owns. Each of Little Meadow and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes. High Coast has sole voting power and sole dispositive power with respect to 225,887,250 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Little Meadow and Mr. Icahn (by virtue of their relationships to High Coast) may be deemed to indirectly beneficially own the Depositary Units which High Coast owns. Each of Little Meadow and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes. Highcrest has sole voting power and sole dispositive power with respect to 49,794,237 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Starfire and Mr. Icahn (by virtue of their relationships to Highcrest) may be deemed to indirectly beneficially own the Depositary Units which Highcrest owns. Each of Starfire and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes. Thornwood has sole voting power and sole dispositive power with respect to 16,827,426 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Barberry and Mr. Icahn (by virtue of their relationships to Thornwood) may be deemed to indirectly beneficially own the Depositary Units which Thornwood owns. Each of Barberry and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.
Transactions in the class effected during the past sixty days: The following table sets forth all transactions with respect to Depositary Units effected during the past sixty (60) days by any of the Reporting Persons and not previously reported on Schedule 13D. Except as noted below, all such transactions were acquisitions of Depositary Units from the Issuer in connection with a quarterly dividend.

## Signatures
- CCI Onshore LLC: /s/ Rowella Asuncion-Gumabong, Rowella Asuncion-Gumabong / Vice President (12/27/2024)
- Gascon Partners: /s/ Rowella Asuncion-Gumabong, Rowella Asuncion-Gumabong / Vice President (12/27/2024)
- High Coast Limited Partnership: /s/ Rowella Asuncion-Gumabong, Rowella Asuncion-Gumabong / Vice President (12/27/2024)
- Highcrest Investors LLC: /s/ Rowella Asuncion-Gumabong, Rowella Asuncion-Gumabong / Vice President (12/27/2024)
- Thornwood Associates Limited Partnership: /s/ Rowella Asuncion-Gumabong, Rowella Asuncion-Gumabong / Vice President (12/27/2024)
- Barberry Corp.: /s/ Rowella Asuncion-Gumabong, Rowella Asuncion-Gumabong / Vice President (12/27/2024)
- Starfire Holding Corporation: /s/ Rowella Asuncion-Gumabong, Rowella Asuncion-Gumabong / Vice President (12/27/2024)
- Little Meadow Corp.: /s/ Rowella Asuncion-Gumabong, Rowella Asuncion-Gumabong / Vice President (12/27/2024)
- Carl C. Icahn: /s/ CARL C. ICAHN, CARL C. ICAHN (12/27/2024)